Brookfield Renewable Corporation

Q1 2021 INTERIM REPORT

Brookfield

Management’s Discussion and Analysis for
the three months ended March 31, 2021

The following Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2021 is provided as of May 4, 2021. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	1	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	12
Part 2 – Financial Performance Review on Consolidated Information	2	Shares and units outstanding	14
		Contractual obligations	14
		Off-statement of financial position arrangements	14
Part 3 – Additional Consolidated Financial Information	3
Summary consolidated statements of financial position	3	Part 6 – Selected Quarterly Information	15
Related party transactions	3
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	16
Part 4 – Financial Performance Review on Proportionate Information	5
		Part 8 – Presentation to Stakeholders and Performance Measurement	18
Proportionate results for the three months ended March 31	5
Reconciliation of non-IFRS measures	8	Part 9 – Cautionary Statements	21

Part 5 – Liquidity and Capital Resources	10
Available liquidity	10
Dividend policy	10
Borrowings	11
Capital expenditure	12

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the LP units and each exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the Renewable assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenues	$839	$853
Direct operating costs	(338)	(279)
Management service costs	(55)	(29)
Interest expense	(220)	(168)
Depreciation	(290)	(259)
Remeasurement of BEPC exchangeable and BEPC class B shares	94	—
Income tax recovery (expense)	4	(60)
Net (loss) income	(62)	95
	Average FX rates to USD
	€0.83	0.91
R$	5.47	4.46
COP	3,553	3,533
Variance Analysis For The Three Months Ended March 31, 2021
Revenues totaling $839 million represents a decrease of $14 million over the same period in prior year as the benefits from higher average realized revenue per MWh due to inflation indexation, re-contracting initiatives, the benefit of higher market prices realized on generation from our wind assets in Texas during the recent winter storm, which contributed $52 million, were more than offset by unfavorable generation as the prior year benefited from above average generation.
Direct operating costs totaling $258 million, excluding the impact of the Texas winter storm, represents a decrease of $21 million over the same period in the prior year. Cost-saving initiatives across our business were partially offset by additional costs from our recently acquired and commissioned facilities.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which the company’s share was not material.
Management service costs totaling $55 million represents an increase of $26 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $220 million represents an increase of $52 million over the same period in the prior year primarily due to the accrual of dividends on our exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards.
Remeasurement of class A exchangeable shares were $94 million due to the depreciation of the BEP unit price during the period after the exchangeable shares were issued.
Depreciation expense totaling $290 million represents an increase of $31 million over the same period in the prior year due to the growth of our business.
Net loss totaled $62 million compared to net income attributable to the partnership of $95 million in the prior year due to the above noted items.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2021	December 31, 2020
Assets held for sale	$773	$—
Current assets	2,365	1,584
Equity-accounted investments	372	372
Property, plant and equipment	34,009	36,097
Total assets	38,133	39,473
Liabilities directly associated with assets held for sale	408	—
Non-recourse borrowings	12,299	12,822
Deferred income tax liabilities	3,997	4,200
BEPC exchangeable shares and class B shares	7,336	7,430
Total equity in net asset	10,738	11,725
Total liabilities and equity	38,133	39,473
	FX rates to USD
	€0.85	0.82
R$	5.70	5.20
COP	3,737	3,432
Assets held for sale
Assets held for sale totaled $773 million as at March 31, 2021 compared to nil as at December 31, 2020. The increase is entirely attributable to the classification of a 391 MW wind portfolio in the United States.
Property, plant and equipment
Property, plant and equipment totaled $34 billion as at March 31, 2021 compared to $36 billion as at December 31, 2020. The $2 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombia peso, which decreased property, plant and equipment by $1.0 billion and depreciation expense associated with property, plant and equipment of $290 million. During the first quarter, we transferred $1,016 million of property, plant and equipment to assets held for sale relating to a 391 MW wind portfolio in the United States. The decrease was partially offset by our continued investments in the development of power generating assets and our sustaining capital expenditure that increased property, plant and equipment by $265 million.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.
Our company sells electricity to Brookfield through a single long-term power purchase agreement across the company’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to subsidiaries of our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, our company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), our company, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued..
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income and loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$73	$126

Direct operating costs
Energy purchases(1)	$(4)	$(3)
Energy marketing fee & other services	(1)	(6)
Insurance services(2)	—	(5)
	$(5)	$(14)
Interest expense
Borrowings	$—	$(1)
Management service costs	$(55)	$(29)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three months ended March 31, 2021, the company recognized $62 million gains (2020: nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil. .

Brookfield Renewable Corporation	Interim Report	March 31, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	3,787	4,476	$235	$293	$159	$204	$118	$162	$61	$91
Wind	605	119	66	11	45	5	35	2	(8)	(7)
Solar	128	—	37	—	27	—	13	—	(12)	—
Energy transition	183	45	31	12	20	5	15	3	5	(4)
Corporate	—	—	—	—	—	—	(55)	(19)	(55)	(18)
Total	4,703	4,640	$369	$316	$251	$214	$126	$148	$(9)	$62

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh)	3,787	4,476
Revenue	$235	$293
Other income	7	4
Direct operating costs	(83)	(93)
Adjusted EBITDA	159	204
Interest expense	(36)	(35)
Current income taxes	(5)	(7)
Funds From Operations	$118	$162
Depreciation	(60)	(60)
Deferred taxes and other	3	(11)
Net income	$61	$91
Funds From Operations at our hydroelectric business were $118 million versus $162 million in the prior year as the benefits from cost saving initiatives and higher realized pricing due to inflation indexation of our contracts and commercial contracting initiatives were more than offset by above long-term average generation in the prior year which was concentrated in high priced markets.
Net income attributable to the partnership decreased by $30 million from same period in the prior year driven by the above noted decrease in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh)	605	119
Revenue	$66	$11
Other income	4	—
Direct operating costs	(25)	(6)
Adjusted EBITDA	45	5
Interest expense	(10)	(3)
Current income taxes	—	—
Funds From Operations	$35	$2
Depreciation	(34)	(10)
Deferred taxes and other	(9)	1
Net (loss) income	$(8)	$(7)
Funds From Operations at our wind operations were $35 million versus $2 million in the prior year primarily due to growth from our increased ownership in TerraForm Power ($14 million and 407 GWh). On a same store basis, the portfolio benefited from higher average revenue per MWh due to generation mix and positive hedging and commercial initiatives.
Net loss attributable to the partnership increased by $1 million from the same period in the prior year as the above noted increase in Funds From Operations was offset by higher non-cash depreciation due to the growth of our business.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021
Generation (GWh) – actual	128
Revenue	$37
Other income	2
Direct operating costs	(12)
Adjusted EBITDA	27
Interest expense	(14)
Current income taxes	—
Funds From Operations	$13
Depreciation	(22)
Deferred taxes and other	(3)
Net (loss) income	$(12)
Funds From Operations and Net loss at our solar business were $13 million and $12 million, respectively. The business performed in line with expections.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – actual	183	45
Revenue	$31	$12
Direct operating costs	(11)	(7)
Adjusted EBITDA	20	5
Interest expense	(5)	(2)
Funds From Operations	$15	$3
Depreciation	(10)	(5)
Deferred taxes and other	—	(2)
Net (loss) income	$5	$(4)
Funds From Operations at our energy transition business were $15 million versus $3 million in the prior year due to the growth of our distributed generation portfolio and other acquisitions ($12 million and 66 GWh).
Net income attributable to the partnership was $5 million versus a net loss of $4 million in the prior year primarily due to the above noted increase in Funds From Operations.
CORPORATE
Management service costs totaling $55 million increased $36 million from same period in the prior year due to the growth of our business.
Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and class B shares are classified as financial liabilities with remeasurement gains or losses recorded to net income. Remeasurement gain of $94 million were recorded in the three months ended March 31, 2021 due to the depreciation of the BEP unit price.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$235	$66	$37	$31	$—	$369	$(13)	$483	$839
Other income	7	4	2	—	—	13	—	1	14
Direct operating costs	(83)	(25)	(12)	(11)	—	(131)	5	(212)	(338)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	8	—	8
Adjusted EBITDA	159	45	27	20	—	251	—	272
Management service costs	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense(1)	(36)	(10)	(14)	(5)	—	(65)	2	(105)	(168)
Current income taxes	(5)	—	—	—	—	(5)	—	(8)	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(159)	(159)
Funds From Operations	118	35	13	15	(55)	126	—	—
Depreciation	(60)	(34)	(22)	(10)	—	(126)	3	(167)	(290)
Foreign exchange and financial instruments gain (loss)	3	(11)	4	1	1	(2)	1	35	34
Deferred income tax recovery (expense)	4	3	(1)	1	6	13	—	4	17
Other	(4)	(1)	(6)	(2)	(49)	(62)	—	(84)	(146)
Dividends on BEPC class A exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	94	94	—	—	94
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to the partnership	$61	$(8)	$(12)	$5	$(55)	$(9)	$—	$—	$(9)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Interest expense of $220 million is comprised of amounts found on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$293	$11	$12	$—	$316	$(12)	$549	$853
Other income	4	—	—	—	4	—	6	10
Direct operating costs	(93)	(6)	(7)	—	(106)	5	(178)	(279)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	7	—	7
Adjusted EBITDA	204	5	5	—	214	—	377
Management service costs	—	—	—	(19)	(19)	—	(10)	(29)
Interest expense	(35)	(3)	(2)	—	(40)	2	(130)	(168)
Current income taxes	(7)	—	—	—	(7)	—	(12)	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(225)	(225)
Funds From Operations	162	2	3	(19)	148	—	—
Depreciation	(60)	(10)	(5)	—	(75)	3	(187)	(259)
Foreign exchange and financial instruments gain (loss)	15	—	(1)	1	15	1	19	35
Deferred income tax recovery (expense)	(19)	1	—	—	(18)	—	(23)	(41)
Other	(7)	—	(1)	—	(8)	—	(1)	(9)
Share of earnings from equity-accounted investments	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	192	192
Net income (loss) attributable to the partnership	$91	$(7)	$(4)	$(18)	$62	$—	$—	$62
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $33 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	March 31, 2021	December 31, 2020
Our company's share of cash and cash equivalents	$112	$134
Authorized credit facilities(1)	2,375	2,150
	2,487	2,284
Available portion of subsidiary credit facilities	332	347
Brookfield Renewable group liquidity on a proportionate basis	557	639
Available liquidity	$3,376	$3,270
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2020. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate non-recourse borrowings
Hydroelectric	4.8	8	$2,621	4.7	8	$2,690
Wind	3.5	9	846	3.7	10	1,043
Solar	3.4	12	1,252	3.4	13	1,302
Energy transition	3.8	10	501	4.1	10	488
	4.1	9	5,220	4.2	10	5,523
Proportionate unamortized financing fees, net of unamortized premiums			(15)			(25)
			5,205			5,498
Equity-accounted borrowings			(164)			(164)
Non-controlling interests			7,258			7,488
As per IFRS Statements			$12,299			$12,822
The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Credit facilities	$36	$2	$70	$—	$—	$—	$108
Hydroelectric	—	209	61	77	272	1,191	1,810
Wind	—	—	72	—	—	275	347
Solar	—	—	113	—	—	227	340
Energy Transition	—	—	28	—	152	76	256
	36	211	344	77	424	1,769	2,861
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	47	72	94	64	57	407	741
Wind	44	60	51	71	50	200	476
Solar	60	68	65	80	65	559	897
Energy Transition	22	28	29	27	15	124	245
	173	228	239	242	187	1,290	2,359
Total	$209	$439	$583	$319	$611	$3,059	$5,220
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2021	2020
Cash flow provided by (used in):
Operating activities	$292	$367
Financing activities	(57)	(83)
Investing activities	(277)	(168)
Foreign exchange gain (loss) on cash	(10)	(12)
(Decrease) Increase in cash and cash equivalents	$(52)	$104
Operating Activities
Cash flows provided by operating activities for the three months ended March 31, 2021 totaled $292 million compared to $367 million for the same period in 2020, reflecting strong operating performance of our business during all periods.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2021	2020
Trade receivables and other current assets	$(7)	$—
Accounts payable and accrued liabilities	29	(9)
Other assets and liabilities	98	—
	$120	$(9)
Financing Activities
Cash flows used in financing activities totaled $57 million for the three months ended March 31, 2021 as the proceeds raised from non-recourse financings to fund the growth of our business through the investing activities noted below were more than offset by the repayment of borrowings and distribution paid to the partnership and to participating non-controlling interest in operating subsidiaries of $136 million (2020: $237 million).

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

Cash flows used in financing activities totaled $83 million for the three months ended March 31, 2020 as the proceeds raised from non-recourse financings to fund the growth of our business through the investing activities noted below were partially offset by the repayment of borrowings and distribution paid noted above .
Investing Activities
Cash flows used in investing activities totaled $277 million for the three months ended March 31, 2021. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar developments projects in Brazil, the purchase of two 20 MW hydroelectric assets in Colombia and the continuing initiative to repower existing wind power projects, was $239 million.
Cash flows used in investing activities totaled $168 million for the three months ended March 31, 2020. During the quarter, we invested $138 million into growth, primarily driven by the acquisition of 100 MW solar portfolio in Spain, 278 MW of development solar assets in Brazil and into the continued investments in the development of our other power generating assets and sustaining capital expenditures.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	March 31, 2021
BEPC exchangeable shares	172,202,198
BEPC class B shares	165
BEPC class C shares	189,600,000
In the three months ended March 31, 2021, our company declared dividends of $52 million on its BEPC exchangeable shares outstanding. Dividends on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three months ended March 31, 2021.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2020, we announced that the TSX accepted a notice filed by our company of its intention to commence a normal course issuer bid to repurchase outstanding BEPC exchangeable shares.
As at the date of this report, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including Brookfield Renewable, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2021, letters of credit issued amounted to $632 million (2020: $687 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally released. Refer to Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters of our company:

	2020	2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$839	$746	$724	$764	$853	$781	$736	$859
Net income (loss)	(62)	(1,632)	(1,297)	15	95	(42)	31	110
Net income (loss) attributable to the partnership	(9)	(1,516)	(1,295)	11	62	37	3	65

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements of Brookfield Renewable Corporation as at March 31, 2021 and December 31, 2020 and for each of the three months ended March 31, 2021 and March 31, 2020 are prepared in accordance with IFRS as issued by the IASB, which requires the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent quarter end, an agreement between the company and the partnership became effective to fully internalize all energy marketing capabilities in North America into the company.
The related party power purchase agreements being transferred to the company include those related to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America. Certain third-party power purchase agreements will also be transferred to the company as part of the Energy Market Internalization of the partnership’s North American energy marketing business.
Subsequent to the quarter, we, together with our institutional partners, entered into binding agreements for the sale of our 391 MW wind portfolio in the United States for total proceeds of approximately $365 million (approximately $161 million net to the company). The transactions, in each case, are expected to close in 2021 and remain subject to customary closing conditions.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(t)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) ) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the energy transition business of the company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess performance before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of our company and Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the announcement of a three-for-two unit/stock split of BEP and BEPC’s respective units and Shares, including the expected record and payment dates in respect thereof, the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed tender offer to privatize Polenergia, financing and refinancing opportunities, our eligibility for index inclusion, our ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of our combination with TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to our lack of operating history, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, including the proposed tender offer to privatize Polenergia; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of Brookfield Renewable’s LP units, preferred limited partnership units or securities exchangeable for LP units, including our shares, or the perception of such sales or issuances, could depress the trading price of our shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in us and Brookfield Renewable; Brookfield Asset Management acting in a way that is not our best interests or our shareholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of our systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of Brookfield Renewable’s LP units; and the redemption of our shares by us at any time or upon notice from the holder of our class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our and Brookfield Renewable’s registration statement on Form F-1/F-4 filed in connection with the distribution of our shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of our shares and the Form 20-F of Brookfield Renewable and, in each case, other risks and factors that are described therein.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 – Segmented information in the unaudited interim consolidated financial statements.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of each of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$298	$355
Restricted cash	12	159	154
Trade receivables and other current assets	13	586	623
Financial instrument assets	3	59	40
Due from related parties	16	490	412
Assets held for sale	2	773	—
		2,365	1,584
Financial instrument assets	3	74	68
Equity-accounted investments	10	372	372
Property, plant and equipment, at fair value	6	34,009	36,097
Intangible assets		228	233
Goodwill		898	970
Deferred income tax assets	5	70	40
Other long-term assets		117	109
Total Assets		$38,133	$39,473
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$398	$450
Financial instrument liabilities	3	171	198
Due to related parties	16	913	694
Non-recourse borrowings	7	898	775
Provisions		339	292
Liabilities directly associated with assets held for sale	2	408	—
BEPC exchangeable and class B shares	9	7,336	7,430

Financial instrument liabilities	3	405	498
Non-recourse borrowings	7	11,401	12,047
Deferred income tax liabilities	5	3,997	4,200
Provisions		617	633
Other long-term liabilities		512	531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,683	10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	241	258
The partnership	9	814	1,177
Total Equity		10,738	11,725
Total Liabilities and Equity		$38,133	$39,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Revenues	16	$839	$853
Other income		14	10
Direct operating costs		(338)	(279)
Management service costs	16	(55)	(29)
Interest expense	7	(220)	(168)
Share of earnings from equity-accounted investments	10	2	1
Foreign exchange and financial instrument gain	3	34	35
Depreciation	6	(290)	(259)
Other		(146)	(9)
Remeasurement of BEPC exchangeable and class B shares	9	94	—
Income tax recovery (expense)
Current	5	(13)	(19)
Deferred	5	17	(41)
		4	(60)
Net income (loss)		$(62)	$95
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(56)	$29
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	3	4
The partnership		(9)	62
		$(62)	$95
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Net income (loss)		$(62)	$95
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	(272)	—
Actuarial loss on defined benefit plans		5	(2)
Deferred income taxes on above items		44	1
Total items that will not be reclassified to net income		(223)	(1)
Other comprehensive (loss) income that may be reclassified to net income:
Foreign currency translation		(634)	(1,483)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	95	(11)
Unrealized gain on foreign exchange swaps net investment hedge	3	21	21
Reclassification adjustments for amounts recognized in net income	3	(60)	(21)
Deferred income taxes on above items		(10)	4
Total items that may be reclassified subsequently to net income		(588)	(1,490)
Other comprehensive income (loss)		(811)	(1,491)
Comprehensive income (loss)		$(873)	$(1,396)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(507)	$(805)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(16)	(55)
The partnership		(350)	(536)
		$(873)	$(1,396)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income	(9)	—	—	—	(9)	3	(56)	(62)
Other comprehensive income (loss)	—	(217)	(136)	12	(341)	(19)	(451)	(811)
Capital contributions	—	—	—	—	—	—	27	27
Dividends declared	—	—	—	—	—	—	(136)	(136)
Other	(36)	—	23	—	(13)	(1)	9	(5)
Change in period	(45)	(217)	(113)	12	(363)	(17)	(607)	(987)
Balance, as at March 31, 2021	$(5,871)	$(1,567)	$8,268	$(16)	$814	$241	$9,683	$10,738

Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income	62	—	—	—	62	4	29	95
Other comprehensive income (loss)	—	(602)	—	4	(598)	(59)	(834)	(1,491)
Capital contributions	50	—	—	—	50	—	5	55
Dividends declared	(141)	—	—	—	(141)	—	(139)	(280)
Other	—	—	—	5	5	—	7	12
Change in period	(29)	(602)	—	9	(622)	(55)	(932)	(1,609)
Balance, as at March 31, 2020	$1,423	$(1,558)	$6,853	$8	$6,726	$213	$9,326	$16,265
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2021	2020
Operating activities
Net (income) loss		$(62)	$95
Adjustments for the following non-cash items:
Depreciation	6	290	259
Unrealized financial instruments gain	3	(17)	(35)
Share of earnings from equity-accounted investments	10	(2)	(1)
Deferred income tax (recovery) expense	5	(17)	41
Other non-cash items		50	(10)
Remeasurement of BEPC exchangeable shares and class B shares	9	(94)	—
Dividends received from equity-accounted investments	10	—	2
Changes in payable to or due from related parties		24	25
Net change in working capital balances		120	(9)
		292	367
Financing activities
Proceeds from non-recourse borrowings	7	303	564
Repayment of non-recourse borrowings	7	(297)	(429)
Repayment of lease liabilities		(7)	(7)
Capital contributions from non-controlling interests	8	27	5
Capital contributions from the partnership	8	—	50
Distributions paid and return of capital:
To participating non-controlling interests	8	(136)	(137)
To the partnership	9,10	—	(100)
Related party borrowings, net	16	53	(29)
		(57)	(83)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	2	—	(105)
Investment in property, plant and equipment	6	(239)	(33)
Restricted cash and other	12	(38)	(30)
		(277)	(168)
Foreign exchange loss on cash		(10)	(12)
Cash and cash equivalents
(Decrease) Increase		(52)	104
Net change in cash classified within assets held for sale		(5)	—
Balance, beginning of period		355	304
Balance, end of period		$298	$408
Supplemental cash flow information:
Interest paid		$205	$132
Interest received		$5	$5
Income taxes paid		$7	$2
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with our company’s December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of our company and authorized of issue on May 4, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

(d) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2.  ASSETS HELD FOR SALE
As at March 31, 2021, assets held for sale within the company's operating segments include wind facilities in the United States.
Subsequent to quarter-end, the company, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio") for proceeds of $365 million ($161 million net to the company). A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. The company holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to closing conditions, including regulatory and lender approvals.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2021
Assets
Cash and cash equivalents	$5
Restricted cash	9
Trade receivables and other current assets	14
Property, plant and equipment	744
Other long-term assets	1
Assets held for sale	773
Liabilities
Current liabilities	10
Long-term debt	369
Other long-term liabilities	29
Liabilities directly associated with assets held for sale	408
3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents our company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$298	$—	$—	$298	$355
Restricted cash(1)	245	—	—	245	229
Financial instrument assets(2)
Energy derivative contracts	—	36	42	78	104
Interest rate swaps	—	19	—	19	—
Foreign exchange swaps	—	36	—	36	4
Property, plant and equipment	—	—	34,009	34,009	36,097
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(32)	—	(32)	(27)
Interest rate swaps	—	(190)	—	(190)	(244)
Foreign exchange swaps	—	—	—	—	(23)
Tax equity	—	—	(354)	(354)	(402)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(3)	(7,336)	—	—	(7,336)	(7,430)
Non-recourse borrowing(2)	(2,000)	(11,405)	—	(13,405)	(14,595)
Total	$(8,793)	$(11,536)	$33,697	$13,368	$14,068
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 2(i) – Basis of presentation and significant accounting policies, the BEPC class C shares meet certain qualifying criteria and are presented as equity. See Note 9 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares
There were no transfers between levels during the three months ended March 31, 2021.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$78	$32	$46	$77
Interest rate swaps	19	190	(171)	(244)
Foreign exchange swaps	36	—	36	(19)
Tax equity	—	354	(354)	(402)
Total	133	576	(443)	(588)
Less: current portion	59	171	(112)	(158)
Long-term portion	$74	$405	$(331)	$(430)
(a)   Tax equity
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in our company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(19)	$5
Interest rate swaps	25	(3)
Foreign exchange swaps	45	48
Tax equity	14	1
Foreign exchange gain (loss)	(31)	(16)
	$34	$35

Brookfield Renewable Corporation	Interim Report	March 31, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$48	$40
Interest rate swaps	40	(51)
Foreign exchange swaps	7	—
	95	(11)
Foreign exchange swaps - net investment	21	21
	$116	$10
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(62)	$(24)
Interest rate swaps	2	3
	$(60)	$(21)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of our company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to our company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by our company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.
The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy Transition	Corporate	Total
Revenues	$235	$66	$37	$31	$—	$369	$(13)	$483	$839
Other income	7	4	2	—	—	13	—	1	14
Direct operating costs	(83)	(25)	(12)	(11)	—	(131)	5	(212)	(338)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	8	—	8
Adjusted EBITDA	159	45	27	20	—	251	—	272
Management service costs	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense(1)	(36)	(10)	(14)	(5)	—	(65)	2	(105)	(168)
Current income taxes	(5)	—	—	—	—	(5)	—	(8)	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(159)	(159)
Funds From Operations	118	35	13	15	(55)	126	—	—
Depreciation	(60)	(34)	(22)	(10)	—	(126)	3	(167)	(290)
Foreign exchange and financial instruments gain (loss)	3	(11)	4	1	1	(2)	1	35	34
Deferred income tax recovery (expense)	4	3	(1)	1	6	13	—	4	17
Other	(4)	(1)	(6)	(2)	(49)	(62)	—	(84)	(146)
Dividends on class A exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	94	94	—	—	94
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to the partnership	$61	$(8)	$(12)	$5	$(55)	$(9)	$—	$—	$(9)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	$293	$11	$12	$—	$316	$(12)	$549	$853
Other income	4	—	—	—	4	—	6	10
Direct operating costs	(93)	(6)	(7)	—	(106)	5	(178)	(279)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	7	—	7
Adjusted EBITDA	204	5	5	—	214	—	377
Management service costs	—	—	—	(19)	(19)	—	(10)	(29)
Interest expense(1)	(35)	(3)	(2)	—	(40)	2	(130)	(168)
Current income taxes	(7)	—	—	—	(7)	—	(12)	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(225)	(225)
Funds From Operations	162	2	3	(19)	148	—	—
Depreciation	(60)	(10)	(5)	—	(75)	3	(187)	(259)
Foreign exchange and financial instruments gain (loss)	15	—	(1)	1	15	1	19	35
Deferred income tax recovery (expense)	(19)	1	—	—	(18)	—	(23)	(41)
Other	(7)	—	(1)	—	(8)	—	(1)	(9)
Share of earnings from equity-accounted investments	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	192	192
Net income (loss) attributable to the partnership	$91	$(7)	$(4)	$(18)	$62	$—	$—	$62
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $33 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation	Interim Report	March 31, 2021

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
As at March 31, 2021
Cash and cash equivalents	$33	$28	$36	$14	$1	$112	$(2)	$188	298
Property, plant and equipment	11,263	1,531	1,677	1,133	—	15,604	(515)	18,920	34,009
Total assets	12,217	2,095	1,832	1,186	11	17,341	(170)	20,962	38,133
Total borrowings	2,621	846	1,252	501	—	5,220	(164)	7,243	12,299
Other liabilities	2,927	548	217	86	7,530	11,308	(6)	3,794	15,096
For the three months ended March 31, 2021:
Additions to property, plant and equipment	57	12	18	—	—	87	(1)	179	265
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	355
Property, plant and equipment	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the three months ended March 31, 2020:
Additions to property, plant and equipment	15	—	—	2	—	17	2	104	123

Brookfield Renewable Corporation	Interim Report	March 31, 2021

Additional Segment Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Hydroelectric	478	569
Wind	202	138
Solar	108	143
Energy transition	51	3
Total	$839	$853
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2021	December 31, 2020
North America	$19,934	$21,242
Colombia	7,577	8,150
Brazil	2,558	2,711
Europe	4,312	4,366
	$34,381	$36,469
5. INCOME TAXES
The company's effective income tax rate was 6.1% for the three months ended March 31, 2021 (2020: 38.7%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$22,846	$6,316	$6,786	$149	$36,097
Additions	132	45	76	12	265
Transfer to assets held for sale	—	(744)	—	—	(744)
Items recognized through OCI
Change in fair value	—	(272)	—	—	(272)
Foreign currency translation	(827)	(69)	(138)	(13)	(1,047)
Items recognized through net income
Depreciation	(107)	(101)	(79)	(3)	(290)
As at March 31, 2021(3)	$22,044	$5,175	$6,645	$145	$34,009
(1)Includes cogeneration and biomass.
(2)Includes assets under construction of $539 million (2020: $452 million).
(3)Includes right-of-use assets not subject to revaluation of $56 million (2020: $55 million) in our hydroelectric segment, $138 million (2020: $159 million) in our wind segment, $160 million (2020: $149 million) in our solar segment, and $2 million (2020: $2 million) in other.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at March 31, 2021, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	4.9	8	$5,279	$5,682	4.9	8	$5,412	$6,108
Wind	3.5	10	2,603	2,784	3.8	10	3,041	3,428
Solar	3.4	12	3,519	3,960	3.4	12	3,480	4,038
Energy transition	3.8	12	925	979	3.8	12	926	1,021
Total	4.1	10	$12,326	$13,405	4.1	10	$12,859	$14,595
Add: Unamortized premiums(1)			57				56
Less: Unamortized financing fees(1)			(84)				(93)
Less: Current portion			(898)				(775)
			$11,401				$12,047
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In the first quarter of 2021, the company completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2021	December 31, 2020
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,683	$10,290
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	241	258
	$9,924	$10,548

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$2,650	$14	$97	$961	$508	$10,290
Net income (loss)	(1)	(2)	(25)	(1)	47	—	6	(44)	(36)	(56)
Other comprehensive income (loss)	(91)	(31)	(99)	(8)	(219)	(1)	—	(3)	1	(451)
Capital contributions	—	—	—	27	—	—	—	—	—	27
Dividends declared	(3)	(5)	(55)	—	(28)	—	—	(41)	(4)	(136)
Other	—	—	(8)	—	1	—	—	(8)	24	9
As at March 31, 2021	$907	$1,864	$2,895	$92	$2,451	$13	$103	$865	$493	$9,683
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	21% - 30%

Brookfield Renewable Corporation.	Interim Report	March 31, 2021

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable and BEPC class B shares are classified as liabilities due to their exchangeable and cash redemption features. The BEPC class B shares and the BEPC exchangeable shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable and BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at March 31, 2021, exchangeable and BEPC class B shares were remeasured to reflect the NYSE closing price of one BEP unit, $42.60 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three months ended March 31, 2021, our shareholders exchanged 3,609 BEPC exchangeable shares for an equal number of partnership units resulting in a less than $1 million in our financial liability. The company paid dividends of $52 million on its BEPC exchangeable shares outstanding during the three months ended March 31, 2021. Dividends paid on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and BEPC class B shares along with our corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance as at December 31, 2020	172,180,417	165	$7,430
Share issuance(1)	25,390	—	—
Share exchanges(2)	(3,609)	—	—
Remeasurement of liability	—	—	(94)
Balance as at March 31, 2021	172,202,198	165	$7,336
(1) Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
(2) The unit price reflected here represents the weighted average price of the partnership units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at March 31, 2021.
In December 2020, the company entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2021.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the three months ended March 31, 2021:

(MILLIONS)	March 31, 2021
Opening balance	$372
Share of net earnings	2
Foreign exchange translation and other	(2)
Ending balance	$372

Brookfield Renewable Corporation.	Interim Report	March 31, 2021
42

11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Cash	$289	$347
Short-term deposits	9	8
	$298	$355
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operations	$129	$123
Credit obligations	88	72
Development projects	28	34
Total	245	229
Less: non-current	(86)	(75)
Current	$159	$154
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Trade receivables	$414	$471
Prepaids and other	68	45
Inventory	22	22
Income tax receivables	4	5
Other short-term receivables	78	80
	$586	$623
The company receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operating accrued liabilities	$164	$203
Accounts payable	100	114
Interest payable on borrowings	65	65
BEPC exchangeable shares distributions payable(1)	17	11
Current portion of lease liabilities	28	30
Other	24	27
	$398	$450
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021
43

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
The company, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the first quarter of 2022 subject to customary closing conditions, with the company expected to hold a 25% interest.
The company, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with the company expected to hold a 24% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
Our company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on our company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by the company and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest, and was paid by TerraForm Power. The company has recognized a corresponding provision on its consolidated statement of financial position. Following this settlement, TerraForm Power commenced activities to pursue a recovery of all or a partial amount of the settlement. A partially-owned subsidiary of the company and shareholder of TerraForm Power is contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation, which will result in an immaterial dilution of the company’s interest in TerraForm Power.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2021 were $632 million (2020: $687 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and

Brookfield Renewable Corporation.	Interim Report	March 31, 2021
44

purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$73	$126
Direct operating costs
Energy purchases(1)	$(4)	$(3)
Energy marketing & other services	(1)	(6)
Insurance services(2)	—	(5)
	$(5)	$(14)
Interest expense
Borrowings	$—	$(1)
Management service costs	$(55)	$(29)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three months ended March 31, 2021, the company recognized $62 million gains (2020: nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil. .
17. SUBSEQUENT EVENTS
Subsequent quarter end, an agreement between the company and the partnership became effective to fully internalize all energy marketing capabilities in North America into the company.
The related party power purchase agreements being transferred to the company include those related to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America. Certain third-party power purchase agreements will also be transferred to the company as part of the Energy Market Internalization of the partnership’s North American energy marketing business.

Brookfield Renewable Corporation.	Interim Report	March 31, 2021
45

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN